UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-38619

Wah Fu Education Group Ltd.

Room 505 Building No.40, No.1 Disheng North Street

Economic and Technological Development Zone

Beijing, China 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

Exhibit 99.1	—	Press Release — Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wah Fu Education Group Limited

By:	/s/ Xinhui Yang
Name:	Xinhui Yang
Title:	Chief Executive Officer

Date:  March 6, 2020

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